

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 16, 2006

via U.S. mail and facsimile

Michael Jacobi
Chief Financial Officer
Ciba Specialty Chemicals Holding Inc.
Klybeckstrasse 141
4002 Basel
Switzerland

Re: Ciba Specialty Chemicals Holding Inc.
Form 20-F for the fiscal year ended December 31, 2005
Filed February 1, 2006
File No. 333-56040

Dear Mr. Jacobi:

We have reviewed your response letter dated September 15, 2006 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 31, 2005

Item 5. Operating and Financial Review and Prospects., page 39

Critical Accounting Policies, page 42

1. It appears that you have identified your reportable segments as your reporting units for purposes of testing goodwill for impairment based on your response to comment 6 in our letter dated July 31, 2006. Please provide us with your analysis of paragraph 30 of SFAS 142, as it is unclear why your business lines or your operating segments by country do not represent your reporting units for SFAS 142 purposes. Refer to EITF Topic D-101 for additional guidance.

2. We note that the carrying values of each of your reportable segments provided to us in response to comment 6 in our letter dated July 31, 2006 are less than the net assets of each of the reportable segments disclosed on page F-9 of your 2005 Form 20-F. Please reconcile for us the differences between the carrying value of each reportable segment for purposes of testing goodwill for impairment and the net assets disclosed on page F-9, including an explanation as to why the item is not included in the carrying value.

3. We note the disclosure you intend to include in future filings in response to comment 6 in our letter dated July 31, 2006.

    - Please revise your disclosure regarding your impairment testing of property, plant and equipment to identify material assets analyzed for impairment for which an impairment charge had not yet been recorded, to disclose the effect of a 1% change in your material assumptions, and to give readers an indication of the likelihood of a 1% change in your material assumptions, such as historical information regarding the extent to which your actual results have differed from your assumptions.

    - Please revise the disclosure to state the carrying value of Water & Paper Treatment, if different from the disclosure in your Business Segment Data, and the amount of impairment that would have been recognized if your material assumptions changed by one percent. In addition, please include disclosure to give readers an indication of the likelihood of a 1% change in your material assumptions, such as historical information regarding the extent to which your actual results have differed from your assumptions.

Business Segment Data, page F-7

4. We note your response to comment 13 in our letter dated July 31, 2006. Specifically, we note that business line sales performance is regularly reported to your CODM. We further note from the CODM reports provided that business line sales have differing trends. Finally, we note that each business line offers different products. In future filings, please include revenue from external customers by business line for each period presented. Refer to paragraph 37 of SFAS 131 for guidance.

14. Income taxes, page F-26

5. We note your response to comment 17 and 18 in our letter dated July 31, 2006. In future filings, please clarify your disclosures to include the following:

    - Please clarify that the (74)% included in "Other" relates to deferred tax assets created by the Textile Effects impairment. Please also clarify how the Textile Effects impairment resulted in the recognition of deferred tax assets (i.e. the impairment resulted in tax loss carryforwards). Further, based on your response, you should also clarify that the "impairment" you are referring to is an

impairment of the tax basis of the Textile Effects investment.
- Please clarify that the 88% relates primarily to the valuation allowance on the deferred tax assets discussed in the previous bullet. To the extent material, please also explain the remaining reasons for your valuation allowance.
- Please clarify the nature of the 27% effect. Based on your response, it appears that this amount relates to (1) differences between (a) the statutory tax rates used to determine the expected tax rate of 30% and (b) the tax rate applied to impairments and (2) a permanent difference related to an impairment that cannot be deducted.
- Please clarify the nature of the 17% effect. In this regard, please tell us why the write downs for tax purposes are permanent differences.

In your response, please show us what your future revisions will look like.

Form 6-K furnished on August 17, 2006

We note the loss on the sale of discontinued operations, net of tax of CHF 328. Please tell us the components of this loss, including the nature of the "organizational adjustments" that you have recognized within discontinued operations, and your basis for classifying each type of cost within discontinued operations. In addition, we note that you expect to recognize certain costs in 2007. Please tell us the nature of these costs and the basis for the timing of your recognition of these costs.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief